Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER
AND YEAR-END RESULTS

Company Reports First Sale of H.264 IPTV Head End Solution to a Telecom Carrier in Asia

HERZLIYA, Israel, February 1, 2006 – Optibase, Ltd. (NASDAQ: OBAS) a leader in advanced digital video solutions today announced financial results for the fourth quarter and year ended December 31, 2005.

        For the year ended December 31, 2005, revenues were $22.4 million compared with $20.8 for the year ended in December 31, 2004. Net loss for the year ended December 31, 2005 was $3.4 million or $0.26 per basic and diluted share, compared with a net loss of $3.7 million, or $0.28 per basic and diluted share, for the year ended in December 31, 2004. Weighted average shares outstanding used in the calculations were approximately 13.2 million for the year ended December 2005 and 13.1 million for the year ended in December 31, 2004.

        Revenues for the fourth quarter ended December 31, 2005 were $3.9 million compared with $6.6 million for the fourth quarter of 2004 and with $5 million for the third quarter of 2005. Net loss for the fourth quarter was $3.2 million or $0.24 per basic and diluted share compared with a net loss of $2.8 million or $0.22 per basic and diluted share for the fourth quarter of 2004 and with a net loss of $176,000 or $0.01 per basic and diluted share for the third quarter of 2005. Weighted average shares outstanding used in the calculations were approximately 13.2 million for the fourth quarter of 2005, 13.1 million for the fourth quarter of 2004 and 13.2 million for the third quarter of 2005.

OPTIBASE REPORTS/2

        As of December 31, 2005, the Company had cash, cash equivalents, long terms investments in marketable securities and other financial investments, net, of $44.9 million, and shareholders’ equity of $44.8 million, compared with, $52 million and $50.8 million as of December 31, 2004.

        Uzi Breier CEO of Optibase, said, “Our fourth quarter results were negatively impacted by the fact that our H.264 IPTV head-end solution was released late to the market, and by the decline in sales of our legacy video technologies products. Although we are disappointed that these factors weighed on our performance during the quarter, Q4 was important in preparing our business for the future. We have streamlined our operations to concentrate more directly on IPTV, increased our geographic reach and enhanced our sales force. Furthermore, with a leading product at hand, we are confident that we are well positioned to address the opportunities in the emerging IPTV market.

        “We are pleased by the favorable reception to our newly released H.264 IP video head end solution. Since its commercial release in September 2005, we have closed several contracts with new customers, including a telecom carrier in South Asia. We remain optimistic that market acceptance will continue in 2006 as telcos further embrace our H.264 solutions, which we believe are of the highest quality available on the market.”

        Mr. Breier concluded, “We plan to concentrate on establishing and building relationships with systems integrators and partners, in addition to pursuing direct sales with telecom carriers and other potential customers. With our broad range of advanced, value-added products, a dedicated sales team and concentrated focus on the IPTV market, we hope that these efforts will be successful as the industry continues to mature.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

OPTIBASE REPORTS/3

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EST today, February 1st, to discuss the fourth quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT on February 1st, 2006, through 11:59 p.m. EST, February 8th, 2005. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 4438537

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2005

	Year ended		Three months ended
	December 31 2005 $ Un Audited	December 31 2004 $ Audited	December 31 2005 $ Un Audited	December 31 2004 $ Audited

Revenues	22,388	20,848	3,895	6,570
Gross profit	12,288	11,488	2,090	3,634
Operating expenses:
Research and development, net	4,639	6,264	1,014	2,501
Selling, general and administrative	12,744	12,694	2,753	3,828
Impairment charges	-	2,811	-	2,011
Restructuring Charges	209	-	-	-
Total operating expenses	17,592	21,769	3,767	8,340
Operating loss	(5,304)	(10,281)	(1,677)	(4,706)
Other income (expenses)	276	933	(199)	126
Financial income (expenses), net	1,583	5,668	(1,332)	1,741
Net loss before tax	(3,445)	(3,680)	(3,208)	(2,839)
Provision for tax	-	-	-	-
Net loss	(3,445)	(3,680)	(3,208)	(2,839)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(3,056)	(459)	385	(200)
Total comprehensive loss	(6,501)	(4,139)	(2,823)	(3,039)

Net loss per share:

Basic and diluted	$(0.26)	$(0.28)	$(0.24)	$(0.22)

Number of shares used in computing
Earning per share
Basic and diluted	13,188	13,069	13,225	13,118

Amount in thousands, except per share data

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2005	December 31 2004

	Un Audited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	18,199	51,977
Trade receivables net of bad debts	2,606	3,227
Inventories	4,101	4,893
Other receivables and prepaid expenses	1,359	1,567
Total current assets	26,265	61,664

Long term investments in marketable securities	26,742
Other long term investments	2,471	2,366
	29,213	2,366

Fixed assets, net	1,505	1,393
Other assets, net	-	60
Total assets	56,983	65,483

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,413	2,685
Accrued expenses and other liabilities	7,512	9,802
Total current liabilities	9,925	12,487
Accrued severance pay	2,222	2,169
Total shareholders' equity	44,836	50,827
Total liabilities and shareholders' equity	56,983	65,483

Amounts in thousands